

Mail Stop 4631

June 9, 2016

Via E-mail
Brian J. Harris
Chief Financial Officer
Summit Materials, Inc.
Summit Materials, LLC
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re: Summit Materials, Inc.**
> **Summit Materials, LLC**
> **Form 10-K for Fiscal Year Ended January 2, 2016**
> **Filed February 22, 2016**
> **Response Dated June 6, 2016**
> **File No. 1-36873**
> **File No. 333-187556**

Dear Mr. Harris:

   We have reviewed your June 6, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

(2) Acquisitions, page 105

1. We note your response to comment 4 in our letter dated June 2, 2016. Your draft disclosure for the Davenport acquisition appears to be the definition of goodwill rather than a description of the Davenport-specific factors that make up the goodwill recognized as required by ASC 805-30-50-1.a. For example if you attribute the goodwill to expected growth, an explanation would include what the expected growth will be from (i.e., new product line, new customers, new geographic location, etc.). If you are anticipating cost synergies, an explanation would include the specifics of what will generate the cost synergies. If assembled workforce is a contributing factor to the goodwill, provide a description of what the assembled workforce represents.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and Construction